EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-212951 on Form S-3 of our reports dated February 16, 2017, relating to the consolidated and combined financial statements and financial statement schedules of Urban Edge Properties LP (which report express an unqualified opinion and includes an explanatory paragraph regarding the allocations of certain expenses from Vornado Realty Trust as discussed in Note 2 to the consolidated and combined financial statements), and the effectiveness of Urban Edge Properties LP’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Urban Edge Properties and Urban Edge Properties LP for the year ended December 31, 2016.

/s/ DELOITTE & TOUCHE LLP
New York, New York
February 16, 2017